Exhibit 99.1

LakeShore Biopharma Announces Receipt of Buyer Group Notice and Postponement of Extraordinary General Meeting of Shareholders

BEIJING, China, February 6, 2026 /PRNewswire/ -- LakeShore Biopharma Co., Ltd (“LakeShore Biopharma” or the “Company”) (OTCPK: LSBCF; OTCPK: LSBWF), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it has received a notice, dated February 4, 2026, from legal counsel to a group (the “Buyer Group”) consisting of Oceanpine Skyline Inc. (“Parent”), Oceanpine Merger Sub Inc. (“Merger Sub”), Oceanpine Capital Inc., Oceanpine Investment Fund II LP, Crystal Peak Investment Inc., Adjuvant Global Health Technology Fund, L.P., Adjuvant Global Health Technology Fund DE, L.P., Superstring Capital Master Fund LP, MSA GROWTH FUND II, L.P., and Epiphron Capital (Hong Kong) Limited, relating to the previously announced going-private transaction of the Company whereby the Buyer Group agreed to take the Company private at a price of $0.90 per share pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated November 4, 2025, by and among the Company, Parent and Merger Sub.

According to the notice, the Buyer Group asserted that the arbitral awards received by the Company from the Kaifeng Arbitration Commission on January 21 and January 22, 2026—previously disclosed in the Company’s current report on Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on January 29, 2026—and the resulting financial liability of approximately RMB576,500,000 constitute a “Company Material Adverse Effect” under the Merger Agreement.

The Buyer Group asserted that a condition precedent to Parent’s obligation to close the Merger (as defined in the Merger Agreement) is that no Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred, and the Buyer Group has determined that a Company Material Adverse Effect has occurred and that the Buyer Group has the right not to consummate the Merger. The Buyer Group indicated that it would not attend or cast votes at the upcoming extraordinary general meeting (the “EGM”), scheduled for February 12, 2026, to consider and vote on, among other matters, the proposal to authorize and approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, and the transactions contemplated thereby, including the Merger.

The Buyer Group expressed its willingness to engage in good faith discussions with the Company to explore amendments to the transaction terms to facilitate a mutually acceptable resolution and the successful completion of the transaction.

In light of this development, the Company has decided to postpone the previously announced EGM. Any proxy cards that have been submitted to the Company in respect of the EGM will be disregarded. Shareholders of record as of 5 p.m. Cayman Islands time on January 16, 2026 will each receive a copy of the notice regarding the postponement of the EGM. The notice will also be available on the Company’s website at https://investors.lakeshorebio.com/index.html and on the SEC’s website at http://www.sec.gov.

The Company will carefully review and evaluate the Buyer Group’s claims and the Company’s options, and will provide further updates as required under applicable law.

About LakeShore Biopharma Co., Ltd

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Influenza, and other virus infections. The Company operates in China, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry.

For more information, please visit https://investors.lakeshorebio.com/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “future,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. LakeShore Biopharma may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about LakeShore Biopharma’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that events may arise that result in the termination or amendment of the Merger Agreement; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 and the proxy statement filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; its ability to provide efficient services and compete effectively; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

IR Team

Tel: +86 (10) 8920-2086

Email: ir@lakeshorebio.com